MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONSENT OF MINE DEVELOPMENT ASSOCIATES

The undersigned hereby consents to:

(i)     the filing of the written disclosure regarding the technical report entitled “Technical Report on the Copper King Project, Laramie County, Wyoming” dated August 24, 2012 (the “Technical Disclosure”) in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)    the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)    the use of our name in the AIF, the 6-K, the MIC, and the F-10.

MINE DEVELOPMENT ASSOCIATES

“Michael Gustin”
Michael Gustin
Title: President

Date: May 26, 2015

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053